IMAGE CHAIN GROUP LIMITED, INC.

Room 503, 5/F, New East Ocean Centre

9 Science Museum Road

Kowloon, Hong Kong, S.A.R.

(852) 3188-2700

By EDGAR

August 1, 2017

Melissa Raminpour, Branch Chief

Melissa Gilmore

Office of Transportation and Leisure

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Image Chain Group Limited, Inc.
Form 10-K for the Year Ended December 31, 2016
Filed April 18, 2017
File No. 000-55326

Dear Ms. Raminpour, Ms. Gilmore:

This letter is in response to the letter dated July 13, 2017 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Image Chain Group Limited, Inc. (the “Company”, “we”, “our”). For ease of reference, we have repeated the Commission’s comments in BOLD in this response and numbered them accordingly.

Report of Registered Independent Public Accounting Firm, page F-1

1.	We note that in the auditor opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Image Chain Group Limited, Inc. as of December 31, 2016 and 2015. We further note in the last paragraph, that the company disposed of all its substantial operations, that management did not assert that as part of the disposition procedures of such operations that a fair value for those assets was obtained by a third-party assessor and it was not clear to the auditors that the management was able to exercise diligence on the transaction or the buyer of the discontinued operations. This language appears to be a scope limitation. Given that qualified audit opinions are not permitted in filings with the Commission, such language would not be appropriate in an audit report that is included in the company’s filings. Please tell us whether this report represents a qualified auditors’ opinion and amend the audit report as necessary. Please refer to Rule 2-02(b) of Regulation S-X and SAB Topic 1E.2.

Response:

The Company’s auditors have confirmed to the Staff that there was no limitation of scope during the audit. The language referred to was an emphasis of matter. As discussed by the Company’s auditor and the Staff, the Company’s auditor has agreed to modify their audit report to mitigate the risk that the report would lead the reader to believe there was a scope limitation. A change in this regard to Note 1 to the financial statements is also proposed.

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Securities and Exchange Commission
August 1, 2017

The original and proposed revised language are set forth below:

Audit Report

Original language:

As detailed in Note 1 to the financial statements, during the year ended December 31, 2016, the Company disposed of all its substantial operations. Management did not assert that as part of the disposition procedures of such operations that a fair value for those assets was obtained by a third-party assessor. It was not clear to us, as auditor, that the management was able to exercise diligence on the transaction or the buyer of the discontinued operations.

Revised language:

As detailed in Note 1 to the financial statements, during the year ended December 31, 2016, the Company disposed of all its substantial operations. Our opinion is not modified with respect to this matter.

Note 1 to Financial Statements

Original language:

Disposal of Silver Channel and its subsidiaries

On or about November 15, 2016, the Company’s subsidiary FDGH disposed of its ownership in Silver Channel which include all of the assets and liabilities of Silver Channel, Heiyuan Image, Guangzhou Image, and Yunnan Image. All of the Company’s substantial operations were conducted through the above four mentioned subsidiaries. The disposition was carried out by, Zheng Zewu, whom is the Director of both FDGH and Silver Channel. Silver Channel was sold to Hong Kong Private Medical Services Limited for nominal value as indicated by the bought and sold note stamped by the Inland Revenue Department of Hong Kong. The Company recorded a net gain on disposal, as those subsidiaries were a net liability to the Company. The Company did not retain special counsel or appraisers to determine a fair value for the disposition of Silver Channel and its subsidiaries. Silver Channel’s subsidiaries: Heiyuan Image, Guangzhou Image, and Yunnan Image, which are located in the PRC, were primarily managed by Mr. LinQishui whom is the authorized legal representative. It is unclear that the Company’s management would have been able to exercise diligence in determining a fair value for the sale of those subsidiaries located in the PRC, as they were primary components of the value of Silver Channel. Financial information regarding those subsidiaries were poorly kept and physical assets did not appear to be properly safeguarded. Limited inspections of the Company’s inventory indicated significant moisture on its tea products which would render their value to be impaired. The Company’s management did not find evidence that the management of the PRC subsidiaries made efforts to recover accounts or other receivables and employ proper controls over the Company’s bank and cash. Silver Channel was the owner of a luxury motor vehicle with dual license to operate in both in the mainland PRC and Hong Kong; there was no evidence to support that the value of the vehicle and the license were included in the determination of fair value for Silver Channel at the time it was disposed. Any previous net balances owed to the Company or FDGH by Silver Channel, Heiyuan Image, Guangzhou Image, and Yunnan Image have been determined as uncollectible by the Company’s management; accordingly, they have been written off.

As of the date of this report, after the disposal of Silver Channel, the Company does not currently have any substantial operations. The Company is currently reviewing potential acquisition targets.

Revised language:

Disposal of Silver Channel and its subsidiaries

On or about November 15, 2016, the Company’s subsidiary FDGH disposed of its ownership in Silver Channel, which included all of the assets and liabilities of Silver Channel, Heiyuan Image, Guangzhou Image and Yunnan Image. Substantially all of the Company’s operations were conducted through the above four subsidiaries. The disposition was carried out by Zheng Zewu, a Director of both FDGH and Silver Channel. Silver Channel was sold to Hong Kong Private Medical Services Limited for a nominal value as indicated by the bought and sold note stamped by the Inland Revenue Department of Hong Kong. The Company recorded a net gain on disposal, as the four subsidiaries were a net liability to the Company. The Company did not retain special counsel or appraisers in conjunction with the disposition of Silver Channel and its subsidiaries.

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Securities and Exchange Commission
August 1, 2017

As of the date of this report, after the disposal of Silver Channel, the Company does not currently have any substantial operations. The Company is currently reviewing potential acquisition targets.

Should you have any further comments, please David Po, Chief Executive Officer, or Beverly Chen, Chief Financial Officer, at +852 3188 2700.

Sincerely,

/s/ David Po
David Po
Chief Executive Officer, President, Chief Financial Officer and Chairman

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